Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main Fax	+852-3923-1111 +852-3923-1100

August 21, 2023

Via Edgar Transmission

Mr. Matthew Derby

Mr. Austin Pattan

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Real Messenger Corp.
Registration Statement on Form F-4
Filed July 3, 2023
File No. 333-273102

Dear Mr. Derby and Mr. Pattan:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 28, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-4 (the “Form F-4”).

For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath each comment.

Registration Statement on Form F-4 filed July 3, 2023

Cover Page

1.	You state that after the Business Combination, Nova Vision’s current public shareholders will own 10.57% of the issued share capital of PubCo and Nova Vision’s current directors, officers and affiliates will own approximately 8.06%. Please provide the calculations that support these disclosures or revise as necessary.

Response: The disclosure on the cover page and on pages 127 and 134 of the Registration Statement has been revised in accordance with the Staff’s comment.

2.	We note that you will be a controlled company under the Nasdaq listing rules following the business combination. Please include this disclosure on the prospectus cover page. Additionally, include the natural person(s) expected to exercise voting and other dispositive power over the company following the business combination.

Response: The disclosure on the cover page and on page 30 of the Registration Statement has been revised in accordance with the Staff’s comment.

Questions and Answers

Do any of Nova Vision’s directors or officers have interests that may conflict. . ., page 5

3.	We note your statement that “Nova Vision’s directors and officers have an incentive to complete an initial business combination and may have a conflict of interest in the transaction, including without limitation, in determining whether a particular business is an appropriate business with which to effect Nova Vision’s initial business combination.” Please revise to discuss the fact that such a business combination may be on terms that disfavor the public shareholders.

Response: The disclosure on pages 4, 22, 23 and 46 of the Registration Statement has been revised in accordance with the Staff’s comment.

How will the Initial Shareholders vote?, page 6

4.	We note the disclosure on page 6 that the Initial Shareholders may purchase NOVA Ordinary Shares in the open market or private transactions and have agreed to vote those securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The disclosure on pages 6 and 52 of the Registration Statement has been revised in accordance with the Staff’s comment.

Will I experience dilution as a result of the business combination?, page 8

5.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The disclosure on pages 9 and 10 of the Registration Statement has been revised in accordance with the Staff’s comment.

Additional Agreements Executed at the Signing of the Merger Agreement, page 18

6.	We note that the lock-up agreements to be entered into at closing will be “subject to certain customary exceptions.” Please disclose these exceptions.

Response: The disclosure on pages 18 and 73 of the Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors, page 28

7.	Your risk factor summary includes several risks that do not have corresponding risk factor disclosure. For example, the risk factor summary states that you will not obtain a fairness opinion from an unaffiliated third party. It also states that significant redemptions could cause the PubCo Ordinary shares to become less liquid. These are non-exhaustive examples. Please include a corresponding risk factor for each risk mentioned in the risk factor summary and provide detailed discussion of why these factors pose a risk to public shareholders.

Response: The disclosure in the Risk Factors summary on pages 23 through 26 of the Registration Statement have been revised in accordance with the Staff’s comment. In addition, we have added a risk factor as to not obtaining a fairness opinion on page 46 of the Registration Statement.

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8.	Please revise to include a risk factor highlighting that Nova Vision has experienced a significant number of redemptions and could experience further redemptions in connection with the business combination. This risk factor should include a discussion of the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.

Response: The disclosure on page 44 of the Registration Statement has been revised in accordance with the Staff’s comment.

Risk Related to Real Messenger’s Business

We have identified material weaknesses in our internal control over financial reporting..., page 36

9.	Please revise to describe the specific remediation measures you have taken to date, if any, and those you still plan to take to address the material weaknesses in your internal control over financial reporting. Also, disclose when you expect to fully remediate these weaknesses and any material costs incurred to date as part of your remediation plan. In addition, explain why you have repeated this risk factor, and others, on page 40 or revise accordingly.

Response: The disclosures and risk factors on pages 38 and 42 of the Registration Statement has been revised in accordance with the Staff’s comment. The risk factor regarding potential litigation risks regarding material weaknesses in internal controls over financial reporting, and other risk factors that were inadvertently repeated, have been revised to eliminate repetitive text.

Risks Related to Nova Vision and the Business Combination, page 40

10.	We note that Nova Vision Acquisition has identified material weaknesses in their internal control over financial reporting related to the lack of accounting staff with appropriate knowledge of U.S. GAAP and SEC reporting, and as a result they have determined that their disclosure controls and procedures and internal control over financial reporting were not effective. Please revise to include a risk factor addressing Nova Vision’s material weaknesses and the results of their controls and procedures evaluations.

Response: The disclosure on page 46 of the Registration Statement has been revised in accordance with the Staff’s comment.

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Nova Vision shareholders will experience immediate dilution as a consequence..., page 49

11.	We note your statement that having a minority share position may reduce the influence that Nova Vision’s current shareholders have on management. Please revise to highlight the unlikelihood that current Nova Vision shareholders will be able to meaningfully effect any corporate changes that require a shareholder vote, including the election of directors, future business combinations, rights issuances or stock-splits. These examples are non- exhaustive.

Response: The disclosure on page 51 of the Registration Statement has been revised in accordance with the Staff’s comment.

Risks Related to PubCo’s Securities

PubCo will be an “emerging growth company,” as defined under the federal securities laws..., page 58

12.	You state that “if” the PubCo elects not to opt out of the extended transition period for complying with new or revised accounting standards, such financial statements may not be comparable to other public companies. Please revise to more clearly state whether Real Messenger Corporation has made such election. Refer to Question 13 of the Jumpstart Our Business Startups Act FAQs.

Response: The disclosure on pages 60 and F-28 of the Registration Statement has been revised in accordance with the Staff’s comment.

Nova Vision’s Reasons for Approval of the Business Combination, page 82

13.	We note your statement that board considered the listed factors “among other things.” Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to approve of the business combination.

Response: The disclosure on pages 83 and 84 of the Registration Statement has been revised in accordance with the Staff’s comment.

Certain Projected Information of Real Messenger, page 87

14.	We note that you have provided a summary of the projections. Please revise to include the full projections provided to the board. In addition, we note that Real Messenger’s management relied on numerous assumptions to derive the projections. Revise your discussion to include all material assumptions underlying the projections and how they were used.

Response: The disclosure on page 88 of the Registration Statement has been revised in accordance with the Staff’s comment.

15.	We note that the board considered five years of Real Messenger projections and that long- term projections are subject to increased uncertainty. Please tell us how the board relied upon these projections. Further, tell us how the board was able to determine that the forecasts reflecting more than straight line growth assumptions were reasonable, in light of the extensive length and the company currently not having any revenue generating operations and the significant number of redemptions.

Response: The disclosure on page 88 of the Registration Statement has been revised in accordance with the Staff’s comment.

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Recommendation of Nova Vision Board, page 88

16.	We note your statement that the board has determined the Business Combination with Real Messenger is in the best interests of Nova Vision and its shareholders. Please clarify whether the board considered the business combination to be in the best interests of Nova Vision’s unaffiliated shareholders.

Response: The disclosure on pages 86 and 88 of the Registration Statement has been revised in accordance with the Staff’s comment.

Business of Real Messenger, page 95

17.	We note your disclosure that 95% of your members are U.S. based. However, we note that a majority of your development team employees are located in Hong Kong, and that you had a significant lax liability in Hong Kong for fiscal years 2021 and 2022. We further note your disclosure that you “shall not undertake a business combination with any entity with its principal business operations in China (including Hong Kong and Macau)”, but that you have two subsidiaries located in Hong Kong. Please revise to provide a more complete discussion regarding the extent of your business operations in Hong Kong, quantify the percentage of employees based there as well as whether any of your officers and directors are located in Hong Kong or China, and the percentage of revenue that is attributable to your Hong Kong subsidiaries.

Response: The disclosure on pages 41, 95 and 108 have been revised to address the topics set forth in the Staff’s comment, including to better explain why Nova Vision does not believe that Real Messenger should be considered an “entity with its principal business operations in China (including Hong Kong and Macau),” and that Nova Vision and Real Messenger do not expect to generate any revenue from China (including Hong Kong and Macau).

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Increase Monetization While Creating Added Value for Our Members, page 101

18.	We note your statements regarding “increasing monetization” and “further monetizing” your platform. Please revise these statements to avoid the implication that the company has monetized its platform. To this end, we note that the company has not generated any revenues from its platform or developed any monetized solutions to date.

Response: The disclosure on page 101 of the Registration Statement has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and the Results of Operations of Real Messenger, page 109

19.	We note that you include a list of key metrics in your business description on page 99. If these are key metrics used by management to assess the performance of your business, please revise to list these metrics and how they are used by management in management’s discussion of and analysis of financial condition and results of operations.

Response: RM/NP

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Unaudited Pro Forma Condensed Combined Financial Information Description of the Transactions, page 126

20.	You disclose that an additional 7,500,000 ordinary shares may be issued to the Real Messenger shareholders as earnout consideration. Please tell us, and revise to disclose, how you plan to account for the earnout consideration and provide the authoritative literature that supports your view. Include your assessment of the preliminary fair value of the earnout shares and revise the pro forma financial statements accordingly. If you determine that the earnout shares will be accounted for as a liability, disclose the factors that will impact the fair value of such shares and the resulting impact on your pro forma financial statements.

Response: We respectfully inform the staff that the Merger Agreement Amendment dated August 15, 2023 removed the earnout from the terms of the transaction, accordingly, disclosure regarding the earnout consideration is no longer appropriate and has been removed from the revised Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 132

21.	Please revise pro forma adjustment (1) to cash and cash equivalents to reflect the additional $225,000 deposited into the trust account by the Sponsor as indicated on page 132. Also, include a separate pro forma adjustment labeled (2) to cash and cash equivalents to reflect the cash released from the trust account.

Response: The disclosure on page 132 of the Registration Statement has been revised in accordance with the Staff’s comment.

22.	We note pro forma adjustment (3) assumes that the Note payable and Due to related parties will be settled with the issuance of 138,341 Nova ordinary shares. Your disclosures on page 14 indicate that the Notes will either be paid upon consummation of the business combination, or at the lender’s discretion, converted into units at $10.00 per unit. Please revise your pro forma notes to state, if true, that the note holders have chosen to convert their notes rather than cash settle the debt. If they have not done so, explain why you are assuming payment in shares.

Response: The disclosure on page 132 of the Registration Statement has been revised in accordance with the Staff’s comment.

23.	You disclose in pro forma adjustment (4) that transaction costs are not included in the pro forma condensed combined statement of operations as they are “nonrecurring.” Please revise to reflect any unrecorded transaction costs that will be expensed as part of the merger in the pro forma condensed combined statement of operations, effective as of the beginning of the fiscal year presented. To the extent these costs will not impact the results of the combined entity beyond 12 months after the merger, revise to indicate as such in the notes to the pro forma condensed combined financial statements. Refer to Rule 11- 02(a)(6)(B) and 11-02(a)(11)(i) of Regulation S-X.

Response: The disclosure on page 132 of the Registration Statement has been revised in accordance with the Staff’s comment.

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24.	Pro forma note (5) includes a discussion of the public shares redeemed and the related redemption payment on November 9, 2022. Considering the redemptions are already reflected in the historical financial statements of Nova Vision, please revise to remove this disclosure from pro forma note (5). Instead, disclose the fact that the deferred underwriting fees payable upon consummation of the merger will be based on 3% of the trust balance, subject to a $500,000 minimum. Also, include a separate pro forma footnote to reflect the cash that will be paid to redeem additional shares under the interim and maximum redemption scenarios.

Response: The disclosure on pages 132 and 133 of the Registration Statement has been revised in accordance with the Staff’s comment.

25.	We note that you intend to enter into subscription agreements with investors for the private placement of your ordinary shares. Please tell us whether any subscriptions agreements have been finalized to date. To the extent you do not have subscription agreements in place, tell us your basis for assuming the issuance and conversion of private placement notes in pro forma balance sheet. In this regard, consider removing pro forma adjustments (8) and (9) from the pro forma financial statements and instead include a footnote only discussion of the impact to your pro forma financial statements, including your earnings per share, if you were to receive such financing or the implications to your business if such agreements are not finalized.

Response: The disclosure on pages 132 and 133 of the Registration Statement has been revised in accordance with the Staff’s comment.

Earnings per share, page 134

26.	Please revise to clarify what the weighted average shares outstanding in the second chart on page 134 is intending to convey. In this regard, we note that the 11,815,703 includes Nova public rights and Nova rights included in the Private Units. Considering such rights will convert into ordinary shares upon consummation of the Business Combination, explain why such shares are not included in the pro forma per share calculations or revise.

Response: The disclosure on page 134 of the Registration Statement has been revised in accordance with the Staff’s comment.

Experts, page 173

27.	We note that Friedman LLP opined on the company’s March 31, 2022 financial statements while Marcum Asia CPAs LLP opined on the March 31, 2023 financial statements. Please revise to include the disclosures required by Item 14(j) of Form F-4 and Item 16F of Form 20-F or explain.

Response: The disclosure on page 175 of the Registration Statement has been revised in accordance with the Staff’s comment.

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Nova Vision Acquisition Corp Financial Statements, page F-1

28.	Please update to include the appropriate interim period financial statements in the next amendment. Refer to Rule 8-08 of Regulation S-X.

Response: The disclosure on pages F-20 through F-36 of the Registration Statement have been revised in accordance with the Staff’s comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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